UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Names of Issuers

Wind Harvest Pilot Project Inc (as finance subsidiary of Wind Harvest International, Inc. and issuer of the promissory notes)

Wind Harvest International, Inc. (as guarantor of the promissory notes (issuer of the guarantees) and parent of Wind Harvest Pilot Project, Inc.)

Forms of Issuers

Wind Harvest Pilot Project Inc: Public Benefit Corporation

Wind Harvest International, Inc.: Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

Wind Harvest Pilot Project Inc: April 7, 2020

Wind Harvest International, Inc.: January 6, 2006

Physical address of issuer

724 N Street

Davis, CA 95616

Website of issuer

www.windharvest.com

FINANCIAL SUMMARY FOR WIND HARVEST

INTERNATIONAL, INC. AND WIND HARVEST PILOT PROJECT

INC

FROM 2021 AND 2022 CONSOLIDATED FINANCIAL

STATEMENTS

(EXHIBIT D)

	Most recent fiscal year end (2022)	Prior fiscal year end (2021)
Total Assets	$397,240	$258,914
Cash and Cash Equivalents	$2,761	$96,845
Accounts Receivable	$61,243	$0
Short-term Debt	$1,558,986	$402,874
Long-term Debt	$4,995,165	$12,949,189
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($689,848)	$(2,630,249)

Please note that the fill-in-the-blank cover sheet that the Securities and Exchange Commission requires to be filed with this report lists only Wind Harvest Pilot Project Inc as issuer but includes financial data from the consolidated financial statements of Wind Harvest International, Inc. (who is the guarantor in the offering described herein) and Wind Harvest Pilot Project, which is the subsidiary of Wind Harvest International, Inc.

Form C-AR

2022
Annual Report
of
Wind Harvest Pilot Project Inc and
Wind Harvest International, Inc.

This report is intended to be read by investors in the Regulation Crowdfunding Offering (the "2022-2023 Reg CF Offering"), commenced in 2022 and concluded on May 1, 2023, of guaranteed promissory notes (the "2022-2023 Reg CF Notes") issued by Wind Harvest Pilot Project Inc ("WHPP") and guaranteed by Wind Harvest International, Inc. ("Wind Harvest" and, together with WHPP, the "Issuers," the "Companies," "we," "our," "ours," and "us"). The parallel offering of guaranteed promissory notes under Rule 506(c) of Regulation D under the Securities Act (the "2022-2023 506(c) Notes" and, together with the 2022-2023 Reg CF Notes, the "2022-2023 Notes") will be referred to herein as the 2022-2023 506(c) Offering and, together with the 2022-2023 Reg CF Offering, the 2022-2023 Note Offerings.

Investors in the 2022-2023 Reg CF Offering will be referred to herein as the "2022-2023 Reg CF Investors," "you," "your," and "yours." Investors in the parallel 2022-2023 506(c) Offering will be referred to herein as the "2022-2023 506(c) Investors," and together with the "2022-2023 Reg CF Investors," the "Investors."

Pursuant to Rule 202 of Regulation Crowdfunding (17 CFR § 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the issuer's web site an annual report along with the financial statements of the issuer certified by the principal executive officer of the issuer to be true and complete in all material respects and a description of the financial condition of the issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

As the issuer of the 2022-2023 Notes, WHPP is the primary issuer in the 2022-2023 Reg CF Offering. However, because Wind Harvest issued guarantees (also securities) in the 2022-2023 Reg CF Offering, we are including the disclosures for Wind Harvest as well. Moreover, as more fully described later in this report, Wind Harvest has used the offering proceeds to finance its projects; Wind Harvest's revenue and capital is being used to repay Investors; and Investors' ability to recover or receive a return on the investments depends entirely on the success of Wind Harvest.

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Address	Website
Wind Harvest Pilot Project Inc.	Public benefit corporation	Delaware	April 7, 2020	724 N Street Davis, CA 95616	windharvest.com
Wind Harvest International, Inc.	Corporation	Delaware	January 6, 2006	724 N Street Davis, CA 95616	windharvest.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

> (1) **Each person's principal occupation and employment, including whether any officer is employed by another employer; and**
> (2) **The name and principal business of any corporation or other organization in which such occupation and employment took place.**

WHPP

Officers and directors and their positions with WHPP:

Officer	Positions held at WHPP	Time periods positions have been held
Cornelius Fitzgerald	Chief Financial Officer Director	2020-present 2020-present
Christine Nielson	President Director	2020-present 2020-present
Kevin Wolf	Chief Executive Officer Director	2020-present 2020-present

Wind Harvest

Officers and directors and their positions with Wind Harvest:

Officer	Positions held at Wind Harvest International	Time periods positions have been held
Jen Hoover	Secretary	2023-present
Kevin Wolf	CEO COO President/CEO Director	2006-2009 2009-2019 2019-present 2006-present
Cornelius Fitzgerald	Treasurer Director (elected by the Common Shareholders) CEO	2019–present 2012-present 2015-2019

Director	Positions held at Wind Harvest International	Time periods positions have been held
Christine Nielson	Director	2020-present
Kevin Wolf	Director (representing the Common Shareholders) President	2006-present 2019-present
Cornelius Fitzgerald	Director (representing the Common Shareholders) Treasurer	2012-present 2019-present

See **Exhibit A** for the principal occupation and employment of directors and officers over the past three years.

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

WHPP

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Wind Harvest International, Inc.	6,000,000 Common Shares	100

Wind Harvest

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
None		

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

For a description of our anticipated business plan, please see our financial condition discussion in response to Rule 201(s) below as well as the documents included in **Exhibit B**.

Rule 201(e) The current number of employees of the Issuer.

WHPP: Zero
Wind Harvest: 6

(Please note that the fill-in-the-blank cover sheet required to be filed with this Form C-AR lists only Wind Harvest Pilot Project Inc as the issuer but states six as the number of employees, all of which are employees of Wind Harvest.)

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

RISK FACTORS

A crowdfunding investment involves risk. Investors should not invest any funds in an offering unless they can afford to lose their entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuers and the terms of the offering, including the merits and risks involved. The 2022-2023 Notes have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC did not pass upon the merits of any securities offered or the terms of the 2022-2023 Reg CF Offering (or the 2022-2023 506(c) Offering), nor does it pass upon the accuracy or completeness of any offering document or literature.

The 2022-2023 Notes were offered under exemptions from registration; however, the SEC has not made an independent determination that those securities were exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

WHPP is loaning the proceeds of the 2022-2023 Note Offerings to Wind Harvest through the New WHPP Loans (which are defined in our response to Rule 201(q)) and is using Wind Harvest's annual interest payments and final principal payment to make payments on the 2022-2023 Notes issued to Investors. WHPP has no other means with which to pay Investors in the 2022-2023 Notes other than proceeds from the New WHPP Loans. If Wind Harvest defaults on the New WHPP Loans, due to bankruptcy or any other reason, WHPP may not be able to recover the full amount it loaned to Wind Harvest and will likely not be able to fully repay Investors in the 2022-2023 Notes or pay them interest on their investments.

Wind Harvest has provided, or will provide, an unconditional Guaranty (defined in our response to Rule 201(m)) that it will make payments due under the 2022-2023 Notes if WHPP does not.

However, if Wind Harvest is unable to repay WHPP, it will most likely be unable to meet its obligation under the Guaranty. Further, the 2022-2023 Notes and Guaranty are unsecured, so there is no collateral that Investors would be able to seize from Wind Harvest in order to receive principal and interest payments.

It is possible that the Warrant Shares described in our response to Rule 201(m) will not be sold at a profit, or be sold at all, and thus WHPP's ownership of the Warrants described in Rule 201(m) may not realize any value for Investors. Wind Harvest may never have a future equity financing nor undergo a liquidity event such as a sale of the company or an IPO that would cause there to be a market for the Warrant Shares. Further, WHPP has discretion as to whether and when to exercise the Warrants and sell the Warrant Shares. Under the terms of the 2022-2023 Notes, WHPP is only obligated to make Reasonable Efforts (as defined in our response to Rule 201(m)) to exercise the Warrants and sell the Warrant Shares. Investors could thus receive little or no profit from the sale of the Warrant Shares, and Investors' return could be limited to the fixed interest rate on the 2022-2023 Notes.

If Wind Harvest does not close an equity round within three to six months with enough capital to cover its debts and install and certify at least one of its *Wind Harvester* 4.0 turbines, it risks bankruptcy or a short sale.

Wind Harvest's main assets are its Intellectual Property. It has filed four patents but there is no guarantee those patents will be granted. It has three additional patents that are being processed for filing, but those patents too may not be granted. Patent pending status has much less value in a company sale than patents the USPTO have granted.

Wind Harvest Eole Suite of aeroelastic models for VAWTs is unique and has value in the event of a company sale because it has been validated twice with field data from *Wind Harvester* prototypes. The value of the computer model would be limited if *Wind Harvesters* had not yet been certified.

Wind Harvests other assets of its Model 3.1 and components for Model 4.0 only have a value of approximately $300,000 which is less than the company's current debt.

We predict that the design of our turbines and our projects' advanced motion detection technology will prevent flying wildlife from being harmed by our turbines. However, we are still assessing whether this will be the case. If our turbines do cause substantial harm to wildlife, this may have a negative impact on sales and our financial condition.

The agreements Wind Harvest has with property owners to develop *Wind Harvester* projects will not have value if no *Wind Harvester* turbines are made. This includes the two MOUs Wind Harvest has with US AFB to advance SBIR contracts that would result in the installation of turbines on the Bases' properties.

Wind Harvest cannot assure Investors that it will be able to achieve or sustain profitability in the future. Wind Harvest has not generated revenue but has incurred operating losses since its inception. Wind Harvest has sustained net losses of $2,630,249 and $689,848 for the years ended December 31, 2021 and 2022, respectively, and has incurred negative cash flows from operations for such years. As of December 31, 2022, Wind Harvest had an accumulated deficit of $18,725,527, limited liquid assets with cash of $2,761 and current liabilities in excess of current assets by $1,558,986.

In order to remain a going concern, Wind Harvest will need to raise sufficient funds from investors to meet its obligations and continue its operations.

If Wind Harvest does not raise at least $2,000,000 within three to six months from now, the company will not be able to cover its debts or install and certify at least one of its *Wind Harvester* 4.0 turbines, and the company will be at risk of bankruptcy or a short sale.

We believe that if Wind Harvest raises the approximately $2,000,000 mentioned above, it may be able to remain a going concern one year from now (assuming that Wind Harvest lowers its monthly expenses and pays off most of its debt). However, this outcome cannot be guaranteed.

If the Companies raise enough to allow Wind Harvest to remain a going concern one year from now, there is still no guarantee that the Companies will raise enough to permit Wind Harvest to complete its plans to certify, install, sell, and license its technology. In order to continue these plans, Wind Harvest will require additional financing, possibly including equity or debt offerings. Funding from all future sources of capital may be limited, unavailable, or not available on favorable terms.

If Wind Harvest is able to certify, install, sell, and license its technology, there is still no assurance that Wind Harvest will in fact be successful in the wind turbine distributed- or utility-class or other business lines, or that Wind Harvest will succeed in obtaining funds in sufficient amounts to proceed with its strategy when capital is needed. If such capital and financing cannot be obtained for any reason, Wind Harvest may not be able to proceed with its business plans and may be required to scale back its strategic initiatives, prematurely sell the Company or go bankrupt.

The projects in Wind Harvest's expected sales pipeline may not materialize in a timely manner or at all. Customers and projects typically undertake a significant development process that can result in a lengthy sales cycle. Furthermore, they require land use permits, including environmental review of impacts on wildlife, grid connection permits, and power purchase agreements that are outside of the project team's ability to control. Government decisions at the local, state and national level can affect the ability for these deeded project milestones to be achieved. The long sales cycles may require Wind Harvest to delay revenue recognition until certain milestones or technical or implementation requirements have been met.

Even if projects using Wind Harvest's technology do materialize, there is no guarantee that the technology will result in greater reliability or energy output than other energy technologies. In some cases, the Levelized Cost of Energy from the Wind Harvesters may be higher than alternatives. If Wind Harvesters are not as cost effective as other energy technologies, the Company's sales, and financial condition could suffer.

The exact cost to mass manufacture, install and operate our *Wind Harvesters* is unknown. If that cost is too high, we may not be able to find licensees or large markets for our technology.

Wind Harvest has not yet secured licensees for its technology. There is no guarantee that Wind Harvest will be able to license its technology. Wind Harvest's expectations of future financial success is based in part on its ability to enter licensing agreements. If it cannot do so, its profitability could be materially affected.

Problems with quality or performance in Wind Harvest's products or products based on Wind Harvest's technology that are manufactured by Wind Harvest's licensees could have a negative impact on Wind Harvest's relationships with customers and its reputation and cause reduced market demand for Wind Harvest's products. Though Wind Harvest will require component suppliers to meet and follow the IEC 61400 requirements for quality control in the manufacturing, installation and maintenance of Wind Harvest's wind turbines, and Wind Harvest will conduct periodic inspections, including inspections of facilities, processes, and raw materials, there could nonetheless be problems with the quality or performance of the wind turbines that could adversely affect Wind Harvest due to warranty claims or other contractual damages in the future.

Wind Harvest's customers' inability to obtain financing to make purchases from Wind Harvest or maintain their businesses could harm Wind Harvest's business and negatively impact revenue, results of operations, and cash flow. Most of Wind Harvest's customers will require substantial financing to make purchases from Wind Harvest and complete projects. The potential inability of these customers to access the capital needed to finance purchases of Wind Harvest's products and to meet their payment obligations to Wind Harvest could adversely impact Wind Harvest's financial condition and results of operations. If Wind Harvest's customers become insolvent due to market and economic conditions or otherwise, it could have an adverse impact on Wind Harvest's business, financial condition and results of operations.

There are a number of risks associated with international operations that could harm Wind Harvest's business. Wind Harvest plans to sell products and provide services on a global basis and plans to expand into all countries with mid-level wind resources. Wind Harvest's ability to grow in or obtain turbine components from international markets could be harmed by factors, including:

*changes in political and economic conditions and potential instability in certain regions;

*currency control and repatriation issues;

*changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to Wind Harvest's business;

*changes to regulatory incentives to purchase wind turbines, turbine components or produce or utilize wind energy;

*possible increased costs and additional regulatory burdens imposed on Wind Harvest's business;

*burdens of complying with a wide variety of laws and regulations;

*difficulties in managing the staffing of international operations;

* supply chain problems that impact component prices and availability

*increased financial accounting and reporting burdens and complexities;

*terrorist attacks and security concerns in general;

*changes to tax laws, compliance costs and challenges to Wind Harvest's tax positions that may have adverse tax consequences to us;

*changes, disruptions or delays in shipping or import/export services;

*reduced protection of Wind Harvest's intellectual property rights.

In addition, Wind Harvest plans to conduct certain functions, including customer sales and service operations, in regions outside of the U.S. Wind Harvest is subject to both U.S. and local laws and regulations applicable to Wind Harvest's offshore activities, and any factors which reduce the anticipated benefits associated with providing these functions outside of the U.S., including cost efficiencies and productivity improvements, could harm Wind Harvest's business.

Wind Harvest's success depends substantially upon the internally developed technology that is incorporated in Wind Harvest's products. Wind Harvest will rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with Wind Harvest's employees, customers, strategic partners, suppliers, and others to protect Wind Harvest's intellectual property rights. The steps Wind Harvest takes to protect its intellectual property rights may, however, be inadequate. Any breach or violation of Wind Harvest intellectual property rights by any of Wind Harvest's licensees could adversely affect

Wind Harvest's competitive position and the value of Wind Harvest's assets.

Intellectual property right claims are expensive and time consuming to defend, and if resolved adversely, could have a significant impact on Wind Harvest's business, financial condition and operating results. In the event of a conflict between Wind Harvest's patents or current or future patent applications and the activities of other parties, infringement proceedings may be pursued by or against Wind Harvest. The legal proceedings necessary to defend the validity of patents and to prevent infringement by others can be complex and costly, and the outcomes of these legal proceedings are often uncertain. These legal proceedings might adversely affect Wind Harvest's competitive position and the value of its assets, and there can be no assurance that the outcomes of the proceedings would be successful.

Wind Harvest may not be able to receive patents on all of its expected patent applications. Patent applications in the U.S. can be maintained in secrecy until the patents are published or are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that Wind Harvest will be the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Accordingly, we cannot be certain that the patent applications that Wind Harvest files will result in patents being granted. If we do not receive patents for our technology, we may be unable to capture a significant share of the market for mid-level wind turbines.

Wind Harvest's business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism, any of which could result in system failures and interruptions that could harm Wind Harvest's business. Although Wind Harvest's systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, rolling blackouts, telecommunication failures, terrorist attacks, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, hardware or software defects or malfunctions (including defects or malfunctions of components of Wind Harvest's systems that are supplied by third party service providers) and similar events or disruptions. Despite any precautions Wind Harvest may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility Wind Harvest uses without adequate notice for financial or other reasons, or if there are other unanticipated problems at Wind Harvest's facilities. Wind Harvest does not carry business interruption insurance sufficient to compensate it for losses that may result from interruptions in Wind Harvest's service as a result of system failures. A system outage or data loss could harm Wind Harvest's business, financial condition and results of operations.

Wind Harvest's insurance policies and financial resources may not be sufficient to cover the costs associated with personal injury, property damage, product liability and other types of claims brought against it. Wind Harvest is exposed to potentially significant risks associated with product liability or other claims if Wind Harvest's products or manufacturing activities cause personal injury or property damage, whether by product malfunctions, defects or other causes. If product liability claims are brought against Wind Harvest in the future, any resulting adverse publicity could hurt Wind Harvest's competitive standing and reduce revenues from sales of its products. The assertion of product liability, personal injury or property damage claims against Wind Harvest could result in significant legal fees and monetary damages and require Wind Harvest to make large payments. Any business disruption or natural disaster could result in substantial costs, lost revenues and diversion of resources. Wind Harvest's insurance coverage is limited for product liability and other claims against Wind Harvest or its directors and officers, as well as for business disruption, natural disasters and life insurance on its CEO. Therefore, Wind Harvest may not have adequate insurance and financial resources to pay for its liabilities or losses from any such claim or cause.

Wind Harvest depends on highly skilled personnel to engineer its turbines and develop renewable energy projects, and if it is not able to hire, retain and motivate its personnel,

Wind Harvest may not be able to grow effectively. Competition for talented engineers and senior management is strong, and Wind Harvest's future success will to some extent depend upon the contribution of a small number of key executives and personnel. Moreover, Wind Harvest's ability to successfully develop and maintain a competitive market position will depend in part on Wind Harvest's ability to attract and retain highly qualified and experienced management and engineers. The failure to attract and retain necessary personnel could have an adverse impact on Wind Harvest's business, development, financial condition, results of operations and prospects.

There is currently no, and there may never be any, secondary market trading in the 2022-2023 Notes, and Investors' ability to sell the 2022-2023 Notes is further limited by transfer restrictions under applicable securities laws. If an Investor is able to sell their 2022-2023 Note, there is no guarantee that the Investor will be able to sell for a price greater than—or equal to—the price the Investor paid for the 2022-2023 Note.

External factors such as government policies on subsidizing fossil fuels, tax subsidies for renewable energy, possible large increases in the cost of raw material and/or labor, supply chain restraints and trade embargoes could affect Wind Harvest's profitability and markets.

Investors in the 2022-2023 Notes have no voting rights and no ability to make decisions regarding the affairs or operations of WHPP or Wind Harvest.

The COVID-19 virus could cause Wind Harvest's or WHPP's key persons to become debilitated or even die. If lost, these people would be costly to replace.

The future success of Wind Harvest and WHPP depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on Wind Harvest and WHPP. There can be no assurance that Wind Harvest or WHPP will be successful in attracting and retaining other personnel they require to successfully grow their business.

Christine Nielson, Kevin Wolf, and Cornelius Fitzgerald are part-time officers of WHPP. As such, it is likely that WHPP will not make the same progress as it would if that were not the case.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between

such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

WHPP has issued $497,615 in 2022-2023 Notes (with $493,615 being issued in the 2022-2023 Reg CF Offering and $4,000 being issued in the 2022-2023 506(c) Offering).

Summary of the terms of the 2022-2023 Notes

The following summary is intended to be only a summary of some of the key terms of the 2022-2023 Notes and the Guaranty. It is not a complete description of the terms of the 2022-2023 Notes and Guaranty. Please see the forms of the 2022-2023 Reg CF Note and the Guaranty filed herewith as Exhibit C for the complete terms of the investment in the 2022-2023 Reg CF Offering.

Each 2022-2023 Note has the following principal provisions:

Interest Rate: Each 2022-2023 Note bears simple interest of 7% per annum (computed on the basis of a 365-day year and the number of days actually elapsed); provided that WHPP offered a simple interest rate of 8% per annum (computed on the basis of a 365-day year and the number of days actually elapsed) on amounts invested that were part of the first $500,000 raised from the Investors in the 2022-2023 Notes (Early Bird investments).

Annual Interest Payments: Within 60 days following the end of each fiscal year before the Maturity Date, WHPP shall make a payment of the interest accrued for the most recently ended fiscal year.

Maturity: Except as otherwise provided in the 2022-2023 Note, all unpaid principal, interest, and any other sums owing under such note shall be due and payable in full on the Maturity Date. "Maturity Date" shall mean December 31, 2027.

Prepayment Rights: The 2022-2023 Note may be prepaid without penalty at WHPP's option.

Subordination: The 2022-2023 Note will be subordinated to all indebtedness of WHPP to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Profit Share Kicker:

"New WHPP Loan Agreement" means an agreement entered into in September 2022, under which WHPP makes loans to Parent using the proceeds from the 2022-2023 Note Offerings.

"Parent" means Wind Harvest International, Inc.

"Pro Rata Share" means, for any Investor, the ration that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors.

"Reasonable Efforts" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

"Warrants" means warrants for Parent's Common Stock ($0.0001 par value per share) that have an exercise price of $0.01 per share and are issued by Parent to Company under the New WHPP Loan Agreement.

"Warrant Expiration Date" means December 31, 2027.

"Warrant Shares" means shares of Parent's Common Stock issuable under the Warrants.

Under the New WHPP Loan Agreement, Parent will issue WHPP Warrants for 250 Warrant Shares for every $100 invested by Investors (the "Profit Share Kicker Warrants").

WHPP shall make Reasonable Efforts to exercise all of the Profit Share Kicker Warrants and sell all of the Warrant Shares issuable thereunder (the "Profit Share Kicker Shares") before the Warrant Expiration Date.

If, before the Warrant Expiration Date, WHPP has resold any or all of the Profit Share Kicker Shares, WHPP shall pay to the Investor his, her, their, or its Pro Rata Share of the profit from the resale. Such payment shall be referred to herein as the "Profit Share Kicker."
.
Security: The 2022-2023 Note is unsecured.

Guaranty: WHPP is a wholly owned finance subsidiary of Wind Harvest under Rule 3a-5 under the Investment Company Act of 1940 (the "Rule"). As such, WHPP's primary purpose is to finance the business operations of Wind Harvest. In accordance with the Rule, Wind Harvest has unconditionally guaranteed any and all payments due under the 2022-2023 Notes.

To comply with the Rule, the guaranty from Wind Harvest (the "Guaranty") provides that if WHPP defaults in any payment due under the 2022-2023 Note, the Investor may institute legal proceedings directly against Wind Harvest to enforce the Guaranty without first proceeding against WHPP.

The Guaranty will be subordinated in right of payment to all indebtedness of Wind Harvest to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Information Rights: Upon request, WHPP will deliver to the Investor the unaudited financial statements for WHPP's most recently ended fiscal year. WHPP shall have 120 days following the end of each fiscal year to prepare such statements.

Assignment: Either party may assign or transfer their rights and obligations under the 2022-2023 Note so long as such assignment complies with all applicable laws and regulations.

Amendment: The 2022-2023 Note may be amended by mutual agreement of the parties in writing, provided that provisions regarding the Profit Share Kicker may only be amended by the written consent of WHPP and Investors holding a majority of the aggregate outstanding principal amount under all of the 2022-2023 Notes.

WHPP has loaned or will loan to Wind Harvest the majority of the funds raised through the 2022-2023 Note Offerings to be used for Wind Harvest's operations and other business projects and purposes as described in our response to Rule 201(s). Wind Harvest is using proceeds of future capital raises and/or the revenue generated from such business projects to pay the interest and principal it owes on the loans from WHPP, and WHPP is using these funds to pay the interest and principal owed to Investors in the 2022-2023 Note Offerings.

The Investors have no voting rights and will have no voting rights. The voting shareholders of WHPP and Wind Harvest may make decisions with which an Investor disagrees or that negatively affects the value of Wind Harvest's common stock (and thus the profit the Investor receives from sale of Warrant Shares) or the 2022-2023 Note held by the Investor, and the Investor will have no recourse to change those decisions. The Investor's interests may conflict with those of the voting shareholders and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the Investor.

For example, the voting shareholders may change the terms of the certificates of incorporation of Wind Harvest or WHPP or change the management of Wind Harvest or WHPP or vote to engage in new offerings or register certain of Wind Harvest's or WHPP's securities in a way that negatively affects the value of Wind Harvest's common stock or the 2022-2023 Note.

Other Outstanding Securities

WHPP

Class of Security	Securities (or Amount) Outstanding	Voting Rights
Common Stock	6,000,000 shares	Yes
Guaranteed promissory notes sold in the 2020-2021 Note Offerings (the "2020-2021 Notes")	$1,944,015 plus interest (see our response to Rule 201(q))	No
2020-2023 Notes	$497,615 plus interest (see our response to Rule 201(m))	No

Wind Harvest

Class of Security	Securities (or Amount) Outstanding	Voting Rights
Common Stock	18,560,000	Yes
Series A Preferred Stock	100,682,439	Yes
Series A-1 Preferred Stock	109,985,504	Yes
Series A-2 Preferred Stock	13,347,356	No
Series A-3 Preferred Stock	11,301,008	Yes
Series A-4 Preferred Stock	2,111,111	Yes

Please note that 86,000,000 shares of Wind Harvest's common stock are reserved under the

2022 Equity Incentive Plan. Of these, 27,087,500 vested on January 3, 2023. Please see the financial statements, filed with the SEC with this Form C-AR as Exhibit D, for more details about the plan.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Promissory Notes that can Convert into Series A-4 shares	$101,500 plus interest at 10% with a conversion price of $0.09 per share
Maas Survivors Trust Convertible Notes	54,984,342 Series A-1 & A-2 Preferred Shares
Warrants to Purchase Preferred Stock	16,700,000
Warrants to Purchase Common Stock	12,412,482
Promissory Notes Issued to WHPP in connection with the First WHPP Loans	13,946,762
Promissory note issued to WHPP in connection with the New WHPP Loans	1,233,435
Equity Incentive Plan Common Stock Options (Vested)	27,087,500

Class of Security	Amount Outstanding
Promissory Notes issued to WHPP in connection with the First WHPP Loans	$1,850,000 plus interest (see our response to Rule 201(q)).
Promissory note issued to WHPP in connection with the New WHPP Loans	$450,000 plus interest (see our response to Rule 201(a)).

Please see our responses to Rules 201(p) and (q) for more information about the outstanding securities of Wind Harvest.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The Investors have no voting rights and will have no voting rights. Wind Harvest, the sole shareholder of WHPP, has sole voting power, and as such, controls all decisions upon which shareholders are entitled to vote. The Maas family, the principal shareholder of Wind Harvest identified above, has 32% of the voting shares of Wind Harvest, more voting power than any other shareholder of Wind Harvest, and thus will have a significant say in the decisions upon which shareholders are entitled to vote. Wind Harvest and/or Mass family (together, the "Principal Shareholders") may make decisions with which an Investor disagrees or that negatively affects the value of Wind Harvest's common stock (and thus the profit the Investor receives from the sale of the Warrant Shares) or the Investor's 2022-2023 Note, and the Investor will have no recourse to change those decisions. The Investor's interests may conflict with those of the Principal Shareholders, and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the Investor.

For example, Wind Harvest may change the terms of the certificates of incorporation of WHPP or change the management of WHPP or vote to engage in new offerings or register certain of WHPP's securities in a way that negatively affects the value of the Note.

In addition, the Maas family may, with the agreement of holders of only more than 20% of the other voting shares may change the terms of the certificate of incorporation of Wind Harvest, change the management of Wind Harvest or vote to engage in new offerings or register certain of Wind Harvest's securities in a way that negatively affects the value of Wind Harvest's common stock.

> **(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Please see our response to Rule 201(c) above.

> **(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.**

Each 2022-2023 Note was offered at its face value, and promissory notes sold by WHPP will continue to be offered at their face value.

> **(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.**

The Investors will not have an ownership interest in WHPP or Wind Harvest, so there is no risk related to minority ownership.

Investors will have no voting rights or other decision-making rights in WHPP or Wind Harvest. Decision-making rights will belong exclusively to the officers, directors, and shareholders of those companies. It is possible that such officers, directors, or shareholders may make a decision–including the issuance of additional securities, a sale of the applicable company or the assets of the applicable company, or transactions with related parties–that has negative consequences for the applicable company or companies and affects WHPP's (or Wind Harvest's under the terms of the Guaranty) ability to make payments on the 2022-2023 Notes.

> **(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.**

17 CFR § 227.501 provides that a 2022-2023 Reg CF Note may not be transferred for one year

after it is issued unless it is transferred:

    (i) To WHPP;

    (ii) To an accredited investor;

    (iii) As part of an offering registered with the SEC; or

    (iv) To a member of the family of the 2022-2023 Reg CF Investor or the equivalent, to a trust controlled by such investor, to a trust created for the benefit of a member of the family of such investor or the equivalent, or in connection with the death or divorce of such investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who WHPP reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Note that different transfer restrictions apply to a 2022-2023 506(c) Note and that such restrictions may require the Investor in that offering to hold the 2022-2023 506(c) Note for more than one year or indefinitely.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Wind Harvest Pilot Project

See description of the 2020-2021 Notes and the 2022-2023 Notes in our responses to Rules 201(m) and 201(q).

Wind Harvest

See description of the First Wind Harvest Loans and the New WHPP Loans in our response to Rule 201(q).

Wind Harvest's other indebtedness is as follows:

- A $300,000 promissory note at 1% interest was extended until the end of 2023. It has earned $3,444 in interest.
- A $25,000 note for an existing investor was restarted on January 1, 2023 with a 10% interest. It has earned $781 in interest. Maturity Date is December 31, 2023.

- An investor is owed $185,858 for principal plus interest for promissory notes signed in 2022 and 2023 with a 10% interest rate. Maturity Date is December 31, 2023
- Kevin Wolf, the company founder is owed $112,841 in promissory notes plus $4481 in interest earned at 10% interest. Maturity date is December 31, 2023
- Wind Harvest has $41,313 in promissory notes and interest (10%) with a former staff person. Maturity date is September 2024.
- An investor who did not convert her 2013 Note into shares is owed $20,378 in principal and interest. Maturity date is September 2024. Interest rate is 10%.
- Wind Harvest's accounts payable at the end of 2022 was $837,250 which includes $225,219 owed to Wind Harvest Pilot Project and $110,000 in Purchase Orders for Model 4.0 components.
- Wind Harvest has $1,442,500 in convertible promissory notes plus $1,310,000 in accrued interest with the Maas family. These Notes have a maturity date of Sept 1, 2024. Interest rate is 10%.
- Ten investors have $101,500 in Series A-4 Notes (promissory notes that can convert into Wind Harvest's Series A-4 shares). Notes range from $1,500 to $25,000. The notes earn 10% and have a maturity date of March 31, 2024.

Rule 201(q) A description of exempt offerings conducted within the past three years.

WHPP

On April 8, 2022, WHPP completed offerings of guaranteed promissory notes under Regulation Crowdfunding and Rule 506(c) of Regulation D under the Securities Act raising $1,944,015 (the "2020-2021 Note Offerings"). WHPP loaned $1,850,000 of that amount to Wind Harvest (the "First WHPP Loans"). The loans were used to achieve installation of Wind Harvest's Model 3.1 turbine at the UL Advanced Wind Turbine Testing Facility in Texas. (The amount not loaned to Wind Harvest was used to pay (1) crowdfunding portal fees in connection with the 2020-2021 Note Offerings (2) legal fees and other administrative expenses associated with the 2020-2021 Note Offerings).

On July 7, 2020, WHPP issued 6,000,000 shares of its common stock to Wind Harvest pursuant to Section 4(a)(2) of the Securities Act. The total purchase price was $60.

Between September 2022 and May 1, 2023, WHPP sold 2022-2023 Notes in a total amount of $497,615. WHPP will loan 90% of the funds raised in the 2022-2023 Note Offerings.[1] Such loans will be referred to herein as the New WHPP Loans. Wind Harvest has used the New WHPP Loans it has received so far to do the following:
- Pay staff
- Pay for new patents
- Pay off debt

---

[1] The remaining funds will be used to pay (i) Regulation Crowdfunding portal fees in connection with the 2022-2023 Reg CF Offering and (ii) reasonable administrative, operating and legal expenses in connection with the 2022-2023 Note Offerings.

- Upgrade the camera system on Model 3.1

Wind Harvest plans to use any additional New WHPP Loans to do the following:
1. Pay for more new patents
2. Advance projects including an SBIR contract with a US Air Force Base.
3. Pay staff.
4. Pay off debt

Wind Harvest

Between December 15, 2020 and June 1, 2021, Wind Harvest issued to WHPP promissory notes in a total amount of $1,850,000 under the First WHPP Loans. $600,000 of the promissory notes carry an interest rate of 12.85% and $1,225,000 of the promissory notes carry an interest rate of 10.75%. The promissory notes are secured by turbines, related equipment, and power purchase agreements. The exemption used was Section 4(a)(2) of the Securities Act. As described above in this response to Rule 201(q), the First WHPP Loans were used to order and prepare Wind Harvest's Model 3.1 prototype turbine for installation, test the turbine, build the company and prepare Model 4.0 for manufacturing.

Between Dec. 15, 2020 and June 1, 2021, Wind Harvest issued to WHPP warrants under which 12,441,696 common shares of Wind Harvest are issuable. The warrants were issued in connection with the First WHPP Loans. The exemption used was Section 4(a)(2) of the Securities Act.

From November 2021 to March 10, 2022, Wind Harvest issued 7,488,600 shares of Series A Preferred Stock as a result of outstanding warrant exercises at an issuance price of $0.05 per share, for gross proceeds of $374,430. These issuances were made pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The proceeds were used for general operating expenses.

Between September 2022 and April 28, 2023, Wind Harvest issued to WHPP promissory notes in a total amount of $450,000 under the New WHPP Loans. Interest on the principal amount of each promissory note shall accrue at a fixed per annum rate up to but not exceeding 10%. The precise interest rate for each note shall be an amount necessary to cover (i) interest payments under promissory notes issued by the WHPP in order to finance Wind Harvest, (ii) Regulation Crowdfunding portal fees in connection with WHPP's activities to finance Wind Harvest, and (iii) as mutually agreed by the Lender and the Borrower, reasonable administrative, operating and legal expenses in connection with WHPP's activities to finance Wind Harvest. The promissory notes are unsecured. The exemption used was Section 4(a)(2) of the Securities Act. The use of the New WHPP Loans is described earlier in this response to Rule 201(q).
In March 2023, Wind Harvest began issuing Series A-4 Notes pursuant to Section 4(a)(2) of the Securities Act. The offering of the Series A-4 Notes is ongoing.
Please see our responses to Rules 201(p) and (s) for more information about the Series A-4 Notes.

In December 2022, Wind Harvest commenced its offering of Series A-4 Preferred Stock (the "Series A-4 round") pursuant to Section 4(a)(2) of the Securities Act. Wind Harvest has raised $190,000 through this offering, which is ongoing. Please see our response to Rules 201(s) for more information about the Series A-4 round.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

1) Any director or officer of the Issuer;

2) Any person who is, as of the most recent practicable date but no earlier than

120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We will refer to the transactions described in this Rule 201(r) as "Related Party Transactions."

WHPP raised $493,615 in the 2022-2023 Reg CF Offering.

Below are Related Party Transactions from the beginning of 2022 to date, or that are currently proposed, and that exceed $24,681 (5% of $493,615).

Parties: Kevin Wolf and Wind Harvest
Relationship: Kevin is the CEO of Wind Harvest
Description of Transaction: In 2022 and 2023, Kevin Wolf loaned Wind Harvest a total of $112,841 in two promissory notes that earn 10% interest.

Parties: Mark Wolf and Wind Harvest
Relationship: Brother of Wind Harvest's CEO.
Description of Transaction: Mark Wolf lent Wind Harvest $153,000 in 2022 in Promissory notes that earn 10%. All Mark's notes were repaid or converted into shares by the end of 2022.

Parties: Kelsey Wolf-Cloud and Wind Harvest

Relationship: Kelsey is the daughter of Wind Harvest's CEO

Description of Transaction: Wind Harvest paid Kelsey a salary of approximately $30,000 in 2022.

Parties: Kevin Wolf and Wind Harvest.

Description of Transaction: In his position as Wind Harvest's CEO, Wolf started receiving a salary of $5,000 per month in February 2022. That salary will increase $10,000 per month upon closing of Wind Harvest's Series A-4 round.

Parties: Wind Harvest and WHPP

Relationship: Wind Harvest is the parent company of WHPP

Description of Transaction: Please see the description of the First WHPP Loans in our response to Rule 201(q).

Parties: Wind Harvest and WHPP

Relationship: Wind Harvest is the parent company of WHPP

Description of Transactions: In 2022 Wind Harvest issued WHPP warrants under which 675,424 common shares are issuable.

Parties: Wind Harvest and WHPP

Relationship: Wind Harvest is the parent company of WHPP

Description of Transactions: WHPP has loaned or will loan Wind Harvest 90% of the amount WHPP has raised in the 2022-2023 Note Offerings. WHPP may raise additional funds by selling 2022-2023 Notes and loan Wind Harvest up to $950,000 of those funds.

Parties: Wind Harvest and WHPP

Relationship: Wind Harvest is the parent company of WHPP

Description of Transactions: In 2022 and 2023, Wind Harvest issued WHPP warrants under which 1,292,628 common shares are issuable.

MANAGEMENT
DISCUSSION SECTION

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each Investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the risk factors stated in response to Rules 201(f) and 201(m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Wind Harvest hopes, but of course does not guarantee, that it will be the leading manufacturer of mid-level wind turbines with a solid share of the expected $400+ billion wind farm understory market and the estimated $100 billion distributed energy and behind-the-meter markets for shorter turbines. Wind Harvest's goal is to have $1 billion+ in annual sales by the end of 2027.

Given Wind Harvest's limited operating history, Wind Harvest cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Wind Harvest

Wind Harvest was incorporated in the State of Delaware in January 2006. Since then, Wind Harvest has

- Completed designing and testing the *Wind Harvester* prototypes Model 1.0 and Model 2.0 that provided the Company with the three-blade design.
- Designed and tested Model 3.0, the full-scale commercial prototype and the largest turbine made in the Company's long history.
- Used the data from Model 3.0 to validate its suite of H-type vertical axis wind turbine aeroelastic computer models.
- Completed the engineering, and design review and manufacturing for Model 3.1.
- Installed and completed testing of its Model 3.1 at the UL Advanced Wind Turbine Testing Facility in Texas.
- Validated and improved our proprietary Eole Suite of Aeroelastic Models. The engineering team uses the models to rapidly evaluate possible changes in the turbine design.
- Completed Technology Readiness Level 7—full scale prototype operating in industrial conditions—for Model 3.1.
- Achieved 24/7 operations for Model 3.1.
- Finished the design of Model 4.0. The Model 4.0 turbines are less expensive to manufacture and assemble than previous models. They are also more durable and efficient. We are ready to order the first six Wind Harvester 4.0-70kWs turbines, with two being used in the certification process and four being sold to projects we are developing.
- Secured MOUs with two US Air Force Bases and applied for two AFWERX SBIR contracts.
- Filed four patents incorporating 18 innovations that we could potentially license to other companies.

WHPP

WHPP was incorporated in the State of Delaware in April 2020. WHPP's activities are described in our response to Rule 201(q).

Historical Results of Operations

WHPP

Since its incorporation in 2020, WHPP has had no activity other than raising funds from Investors and lending those funds to Wind Harvest.

WHPP is a finance subsidiary under the Investment Company Act of 1940 and, as such, WHPP's primary purpose is to finance the business operations of Wind Harvest. WHPP does not have and will not have, revenue or income (other than what it receives from or through Wind Harvest, such as principal or interest payments and proceeds from the sale of shares issued by Wind Harvest to WHPP in connection with the 2020-2021 Note Offerings or the 2022-2023 Note Offerings); does not have and will not have any assets independent of its activities to finance Wind Harvest; and does not have and will not have operations independent of Wind Harvest.

Wind Harvest

Wind Harvest was organized in January 2006 and has limited operations upon which Investors may base an evaluation of its performance. To date, Wind Harvest's activities have been largely confined to research and development and fundraising. Wind Harvest has done no business and has generated no revenue.

Liquidity & Capital Resources

WHPP

As discussed in our response to Rule 201(q), WHPP has made the First WHPP Loans and the New WHPP Loans to Wind Harvest. WHPP plans to use the majority of the interest and principal payments it receives from Wind Harvest under such loans to make interest and principal payments to the investors in the 2020-2021 Note Offerings and the 2022-2023 Note Offerings.

WHPP does not expect to have any capital resources, income, or revenue beyond the proceeds from the 2020-2021 Note Offerings, the 2022-2023 Note Offerings and any future offerings to investors for the purpose of financing Wind Harvest; the interest and principal payments WHPP receives from Wind Harvest; the proceeds from the sale, if any, of shares issuable under warrants issued from WHPP to Wind Harvest in connection with the 2020-2021 Note Offerings and the 2022-2023 Note Offerings. The profits from the sale of such shares will be divided pro rata among Investors in the 2020-2021 Notes and pro rata among investors in the 2022-2023 Notes according to the terms of such notes.

Wind Harvest

<u>Challenges</u>

In 2022, Wind Harvest terminated an employment contract with a senior employee. The termination also resulted in legal fees because the employee sued Wind Harvest, claiming breach of his employment agreement. Wind Harvest's settlement with the former employee requires Wind Harvest to pay him a total of $130,000. Wind Harvest is paying in installments and has $105,000 left to pay.

Wind Harvest expended $15,000 on litigation and mediation fees.

In 2022, Wind Harvest converted $9,097,000 of debt into equity. The complexity involved resulted in us not accomplishing the following:
1. Completing the conversion in a timely manner
2. Without the closing, Wind Harvest could not properly approach family funds and VC for investments.
3. Without the audits being completed, Wind Harvest could not launch the 2022-2023 Reg CF Offering.

In order to conduct the 2022-2023 Reg CF Offering, we had to provide audited financial statements for both Companies for 2021 and 2020. Wind Harvest has complex financials. The audits were expensive, costing ~$55,000, and time consuming. The time contributed to delaying the start of the 2022-2023 Note Offerings and Wind Harvest's equity offering. We launched both offerings almost a year later than anticipated.

The 2022-2023 Reg CF Offering has raised only 20% of the $2.5 million goal. We believe that part of the reason for this is that Wefunder, the original portal for the offering, only provided 4% to 20% of the investor outreach that they had for the 2020-2021 Note Offerings. We believe that the tough stock market conditions and inflation of 2022 also contributed.

In December 2022, lack of funding necessitated that Wind Harvest lay off its administrative staff except for its accountant who was absent from late November 2022 to mid-January 2023 and has since returned part time. Wind Harvest now has monthly staff and consulting expenses of less than $60,000. However, the reduction in staff has made it more difficult to handle all of the work and has resulted in a reduction in social media and other information dissemination that has reduced anticipated investments into the 2022-2023 Reg CF Offering.

Wind Harvest has continued to pay its engineering team, but consulting engineers have had to reduce their hours significantly while the company awaits more funding.

Wind Harvest does not yet have the lead $2 million investor lined up for its ongoing Series A-4 round. It will likely take another 2+ months to close the round.

Wind Harvest has not generated revenue but has incurred operating losses since its inception. Wind Harvest has sustained net losses of $2,630,249 and $689,848 for the years ended December 31, 2021 and 2022, respectively, and has incurred negative cash flows from operations for such years.

As of December 31, 2022, Wind Harvest had an accumulated deficit of $18,725,527, limited liquid assets with cash of $2,761 and current liabilities in excess of current assets by $1,558,986.

In order to remain a going concern, Wind Harvest will need to raise sufficient funds from investors to meet its obligations and continue its operations.

If Wind Harvest does not raise at least $2,000,000 within three to six months from now, the company will not be able to cover its debts or install and certify at least one of its *Wind Harvester* 4.0 turbines, and the company will be at risk of bankruptcy or a short sale.

We believe that raising the approximately $2,000,000 mentioned above will allow Wind Harvest to remain a going concern one year from now (assuming Wind Harvest does not lower its monthly expenses and that it pays off most of its debt). However, this outcome cannot be guaranteed.

Wind Harvest will require additional financing, in excess of the sources of capital and potential sources of capital described in this discussion and analysis, in order to become profitable and self-sustaining. Wind Harvest does not have any other sources of capital, or potential sources of capital beyond its historic and new-found investors.

Successes and Opportunities

Wind Harvest has filed for four patents in April 2023 and is on track to filing another three by summer 2023. Wind Harvest and its IP attorney believe these patents will make it difficult for others to make utility scale, vertical axis wind turbines for turbulent mid-level wind conditions without licensing these patents.

Wind Harvest engineers use the data from its Model 3.1 turbine operating in Texas to revalidate its Eole suite of aeroelastic models. The Company believes it has the first set of vertical axis computer models that have been validated with field data from full-scale VAWT prototypes.

Wind Harvest's Small Business Innovation Research proposals led to MOUs with Travis and Ellsworth Air Force Bases ("AFB") for *Wind Harvester* pilot projects. Our Small Business Innovation Research ("SBIR") proposals were deemed qualified, but the program had insufficient funding. Wind Harvest is in discussions with both AFBs for non-SBIR pilot projects that Wind Harvest would finance. The Ellsworth project is in the last steps of approval to move forward, however the Power Purchase Agreement there will be minimal, likely to be less than $0.04 per kWh because the AFB receives inexpensive power from a local federal dam. Wind Harvest will do a little better than break even with that price. But the agreement with the AFB will give Wind Harvest the new 30% tax credits that will accrue with the completion of the project. And Wind Harvest will make a margin on the sale of its turbines to the AFB project. This will be a worthwhile demonstration, but it will not make much money because of the low price the AFB presently pays for its energy from a nearby Federal dam. We will gain some information on bird flight patterns as we will study the sage grouse interactions with the turbines.

Dr. Ariana Marshall has made significant progress advancing projects in Barbados with both private and governmental property owners. As soon as funding is available, Ariana believes Wind Harvest can secure a project site on government land. There Wind Harvest would certify a pair of *Wind Harvester 4.0-50kW* turbines for the island 50HZ and 400V electrical systems, the same system grid requirements and certification needed to sell turbines in Europe and many other countries around the world.

We believe that hiring a General Manager to coordinate Wind Harvest's administrative activities will be a great support to Wind Harvest's success. We have many excellent candidates for the position.

Wind Harvest's Equity Incentive Plan had its first vesting event in January 2023. All Wind Harvest's engineers except one have received 25% of the options allocated to them under the plan. (25% of the other engineer's options will vest in June 2023.) This has incentivized the engineers to stay with the company. The consulting engineers also do not rely on Wind Harvest for their main income.

Current Activities and Plans for the Future

So that it can become profitable, Wind Harvest plans to raise $7 million in a Series A-4 round and $15 million in a Series B round in early 2024.

To sustain its operations and satisfy creditors before the Series A-4 round closes, Wind Harvest is offering accredited investors convertible promissory notes that earn a 10% interest and are convertible, at the investor's option, into Series A-4 shares at a price of $0.09 each before the round closes (the "Series A-4 Notes"). Wind Harvest is also using funds raised in the 2022-2023 Reg CF Offering to meet short-term expenses. Wind Harvest needs the proceeds of the 2022-2023 Note Offerings to successfully meet its milestones, fulfill its mission, and remain a viable business.

Wind Harvest expects to use the funds from the Series A-4 round, the Series B round, the Series A-4 Notes, and the 2022-2023 Note Offerings as follows:

- $1.1 million to pay off debt.

- $2.5 million to Wind Harvest Renewables, Wind Harvest's project development subsidiary, to finance the projects in Barbados and the US that buy the six Wind Harvester 4.0-70kWs turbine and the Model 3.1 turbine.

- $400,000 to support and certify the turbines and its power converter to meet U.S tax credit requirements and grid connection standards.

- $330,000 to purchase a specialized Doppler LiDAR unit and pay for a post-doctoral researcher. The post-doc will collect wind speed and turbulence data and model the wake created from pairs of our turbines. The LiDAR will collect data on how much the wake from VAWTs increase the wind speeds entering the rotors and the energy production of the taller turbines under which *Wind Harvesters* are installed.

- $300,000 to our investment with Greenspur to develop, purchase and test a ferrite magnet generator on one of our six Wind Harvester 4.0-70kWs turbines. Developing this component ourselves will free Wind Harvest from a dependency on China for rare-earth magnets and allow Wind Harvest to manufacture it in the U.S. and secure the subsidies available for it from the Inflation Reduction Act.

- $250,000 for the 2023 salaries of Wind Harvest's two top management hires—General Manager and VP Sales.

- $250,000 to Wind Harvest's CEO for salary and bonuses for closing the Series A-4 and Series B rounds.

- $650,000 for additional administrative staff, consultants, office lease and associated costs.

- $400,000 to develop projects not included in the ones that install the first seven turbines.

- $650,000 for engineering beyond that involved in the above. With this funding, the engineers expect to complete the design and certification of three types of turbine towers (lattice, steel monopole, wood monopole), reduce the costs of making and installing Model 4.0, and conduct the initial design process for Wind Harvest's Tradewind and Ridgeline Harvesters (Models 5.0 and 6.0).

- $200,000 contingency fund.

- $15 million from the Series B round to finance for projects that purchase 90 of Wind Harvest's turbines in 2024. We believe that this purchase will potentially result in $29 million in product sales.

Wind Harvest's goals for 2023 include:

- Install and begin testing and certifying its Wind Harvester 4.0-70kW turbine.

- Complete the development process for Wind Harvest Renewable projects in the

U.S. and Barbados.

- Testing the Wind80 power converter from Windurance. The Wind80 is expected to be significantly cheaper than the ABB drive Wind Harvest presently uses. In addition, with funding from NREL, we expect that the Wind80 will meet all of the grid connection certification requirements. Further, because the Wind80 will be made in the U.S., it will qualify for a $7,000 subsidy.

- Replacing the existing blade caps on the turbines with aerodynamically designed blade tip fairings. Our inexpensive 3d printer can easily produce and test different fairing designs.

- Testing ideas for how to decrease the costs to meet the failsafe braking requirements for certified turbines.

- Once testing on Model 3.1 is complete, selling it to a Wind Harvest-initiated project. There, Model 3.1 could be used to produce energy for the next 20 years and to help educate students and the public about vertical axis wind turbines and Wind Harvester technology.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to guarantee that the proceeds from these offerings, or any of the other sources of capital described herein, will be sufficient to enable Wind Harvest to implement its strategy. Although capital may be available for early-stage companies, there is no guarantee that Wind Harvest will receive any additional investments from investors.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Form C-AR, including its Exhibits, that are not historical are forward-looking statements. These forward-looking statements are typically identified by terms such as "will," "anticipate," "believe," "continue," "could," "can," "estimate," "expect," "foresee," "roadmap," "intend," "likely," "may," "plan," "potential," "predict," "probable," "project," "seek," "should," "aim," "would," "can have," "pipeline," and similar expressions. Forward-looking statements in this Form C-AR, including its Exhibits, may include, among others, statements concerning the following: the *Wind Harvesters*' potential impact on the wind energy industry; the *Wind Harvesters*' future utilization of an untapped wind resource; the *Wind Harvesters*' potential social and environmental impact; the Wind Harvesters' future improvement of the reliability and output of renewable energy projects; Wind Harvest's future sources of capital; the return on investment you may receive if you invest in this offering; the terms and timing of this offering and of future offerings; the sources, amounts, and timing of Wind Harvest's future revenue and profits, if any; Wind Harvest's sales pipeline; the size of the market available to Wind Harvest;

the demand for the *Wind Harvester* turbines; the amount of capital Wind Harvest will need to complete its projects; whether and when Wind Harvest projects will be completed; whether and when the certification and installation of the turbines will occur; Wind Harvest's ability to license its technology; how the funds from this offering will be used; and/or whether and when manufacturing and sales of the Wind Harvesters will occur.

You are cautioned not to place undue reliance on these forward-looking statements. They are based on the current beliefs, expectations, and assumptions of our management and are subject to significant risks and uncertainties that are beyond our ability to predict or control. These risk factors include, but are not limited to, those that can be found under "Risk Factors" herein (Question 8) and those identified as risks elsewhere in this Form C-AR. Unless otherwise stated herein, all information provided in this Form C-AR, including its Exhibits, is current as of April 28, 2023. We undertake no duty to update this information unless required by law.

Exhibits List

Exhibit A: Bios of Officers and Directors
Exhibit B: Quick Facts and Pitch Deck
Exhibit C: Forms of 2022-2023 Reg CF Notes and Guaranty
Exhibit D: Financial Statements
Exhibit E: Wind Harvest Signatures